EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter Ended September 30,				Nine Months Ended September 30,
	2003		2002		2003		2002
	($ in thousands)
I. Earnings:
Net income	$4,135		$2,753		$9,614		$8,475
Fixed charges excluding preferred stock dividends	—		—		—		—

Earnings before fixed charges	$4,135		$2,753		$9,614		$8,475

II. Fixed charges:
Preferred stock dividends	$3,563		$2,475		$8,562		$7,188

III. Ratios of earnings to fixed charges	1.16	x	1.11	x	1.12	x	1.18	x